UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 5, 2005

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Redemption of 6.00% Notes due 2008

       In accordance with notice delivered to holders on November 1, 2005, EOG Resources, Inc. redeemed the remaining $174 million outstanding principal amount of its 6.00% Notes due 2008 (2008 Notes) on December 5, 2005, at a redemption price of $1,039.22 per each $1,000.00 of principal amount, plus accrued and unpaid interest through the redemption date. The redemption was made in accordance with terms of the indenture and the officer's certificate establishing the terms of the 2008 Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: December 5, 2005   By: <u>/s/ TIMOTHY K. DRIGGERS</u>
                                                Timothy K. Driggers
                                                Vice President and Chief Accounting Officer
                                                (Principal Accounting Officer)